DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05048836

March 10, 2005

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	3/10/2005

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-2562

Re: Safeway Inc.
Incoming letter dated January 17, 2005

Dear Ms. Wilkinson:

This is in response to your letter dated January 17, 2005 concerning the shareholder proposals submitted to Safeway by Nick Rossi and Katrina Wubbolding. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Nick Rossi
Katrina Wubbolding
P.O. Box 249
Boonville, CA 95415

86144

505 Montgomery Street, Suite 2000
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM & WATKINS LLP

FIRM / AFFILIATE OFFICES
Boston, New Jersey, Brussels, New York, Chicago, Northern Virginia, Frankfurt, Orange County, Hamburg, Paris, Hong Kong, San Diego, London, San Francisco, Los Angeles, Silicon Valley, Milan, Singapore, Moscow, Tokyo, Washington, D.C.

January 17, 2005

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: **Safeway Inc. 2005 Annual Meeting: Shareholder Proposal by Nick Rossi and by Nick Rossi Custodian for Katrina Wubbolding**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude two shareholder proposals and their respective supporting statements from Safeway's proxy materials for its 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). Safeway has received two shareholder proposals from Nick Rossi, one of which was submitted in his individual name and the other was submitted in his capacity as custodian for Katrina Wubbolding.

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) the proponent's letters submitting the two proposals (attached as Exhibit A-1 and Exhibit A-2), and (c) Safeway's correspondence to Mr. Rossi (attached as Exhibit B). By a copy of this submission, we notify Mr. Rossi on behalf of Safeway of its intention to omit both proposals from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2005 Proxy Materials with the Commission.

Proposal A

On September 9, 2004, Safeway received a letter from Nick Rossi that contains the following proposal ("Proposal A"):

"The shareholders of Safeway request the board of director s arrange for the sale of Safeway to the highest bidder ."[1]

Proposal B

On the same day, Safeway received a letter from Nick Rossi, purportedly in his capacity as custodian for Katrina Wubbolding, that contains the following proposal ("Proposal B"):

> "The shareholders of Safeway request the board of directors take the necessary steps to ammend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year , at least 50 % of the nominees to the board of directors shall be a minority . Stated another way , no more than 50 % of the nominees to the board of directors shall be white and male ."[2]

We respectfully request confirmation that the Staff not recommend any enforcement action if both Proposal A and Proposal B (collectively and together with their respective supporting statements, the "Proposals") are omitted from Safeway's 2005 Proxy Materials.

Reasons That Both Proposals May be Omitted from Safeway's 2005 Proxy Materials

1. **Rule 14a-8(c) -- Proponent has submitted more than one proposal for Safeway's 2005 Proxy Materials.**

Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders meeting." In Release No. 34-12999 (Nov. 22, 1976), which adopted the rule limiting each shareholder to one proposal, the Staff stated that this limitation "will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." Further, the Staff stated that "the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names."

Safeway advised Nick Rossi by letter dated January 3, 2005 that he was limited to one proposal and he was given the opportunity to voluntarily withdraw one of the two Proposals. To date, Mr. Rossi has not responded to the Safeway letter. While the Safeway letter was not delivered to Nick Rossi within 14 days of receiving the Proposals, Mr. Rossi misrepresented to Safeway that the Proposals were submitted by two different proponents. Safeway, in good faith,

---

[1] We have attempted to reproduce the punctuation of this proposal as it appears in the original. Please see Exhibit A-1 for an exact copy.

[2] We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A-2 for an exact copy.

relied upon Mr. Rossi's representations and, as a result, the proponent should not be afforded the protection of Rule 14a-8(f).

In *SBC Communications, Inc.* (Dec. 16, 2004), the Staff interpreted Rule 14a-8(c) to permit exclusion of two proposals. The first was submitted by Nick Rossi and the second by Nick Rossi, trustee of the Jeanne Rossi Family Trust. As a shareholder proponent, Nick Rossi was attempting to submit one proposal in his own name and another through a trust that he controls.

Mr. Rossi is attempting a very similar maneuver with respect to the Proposals. He has submitted Proposal A in his own name and Proposal B through a custodial account for Katrina Wubbolding which account he controls. Further, the attached Morgan Stanley letter dated September 8, 2004 indicates that the Safeway shares held by the custodial account were transferred to the account by Nick Rossi himself.

The Staff has consistently interpreted Rule 14a-8(c) to permit exclusion of a group of proposals where the proponents are related and one is the "alter ego" of another or where one proponent "controls" another's shares. For example, in *BankAmerica Corp* (Feb. 8, 1996), a proponent submitted one proposal as president of a corporate proponent and another as custodian of a minor. After being notified of the one proposal rule, the proponent did not strike either proposal and BankAmerica filed a no-action letter. The Staff concurred with BankAmerica Corp.'s reasoning and permitted exclusion of both proposals based on the argument that the "Proponents are the nominal proponents acting on behalf of, under the control of, or as the alter ego of [the proponent]." *In Jefferson-Pilot Corporatio*n (Mar. 12, 1992), the Staff again permitted exclusion of multiple proposals stating: "we further note that the one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, such as having person they control submit a [sic] proposals." Such is the case with the Proposals.

In addition, as further evidence of control by Nick Rossi, the Proposals (i) are each dated September 8, 2004, (ii) were mailed to Safeway on the same date, (iii) contain the identical P.O. Box address, (iv) are formatted the same, (v) contain similar punctuation errors and (vi) are signed by Nick Rossi. Based upon the language of Release No. 34-12999 and the SBC and BankAmerica Corp. no-action letters, Safeway believes that both Proposals should be omitted from its 2005 Proxy Materials.

2. **Rule 14a-8(i)(2) -- Proposal B, if implemented, may require Safeway to violate federal law**.

Safeway is committed to diversity among its employees and its suppliers, as evidenced by this statement by Steve Burd, Safeway's Chairman and CEO: "Those of us who work at Safeway come from all walks of life. We have a team comprised of people from all races, religions and ethnic backgrounds. They bring to the workplace a variety of styles, abilities and skills. I am proud of our diversity. Without a diverse team, we could not make Safeway the best company in our industry."

Safeway strives to maintain a balanced workforce and seeks the best employees, regardless of gender, age, race, sexual orientation, ethnicity or cultural background, from every segment of the communities it serves. All such persons have an equal opportunity to have positions of responsibility within Safeway. The success of Safeway's diversity policy also earned it a place on Fortune Magazine's 2004 "America's 50 Best Companies for Minorities."

Safeway's Board also strives for this same diversity. Currently Safeway's Board is comprised of nine members, including two highly-qualified women and one male of Indian descent. These individuals, as with all of Safeway's Directors, were selected on the basis of a rigorous examination of their qualifications, including their academic, executive, management, financial and business experience. Safeway seeks only the best-qualified candidates for its directors, regardless of a person's color, race or gender. A person's experience, qualifications and expertise are reliable predictors of an individual's ability to provide guidance and direction to Safeway's management and of his or her ability to manage Safeway for the benefit of its stockholders.

Proposal B, in contrast, proposes not a commitment to diversity, but to a quota – one requiring that at least 50% of all Board nominees be selected based on sex or the color of their skin. It would dispense with the principal of equal opportunity with respect to the selection and nomination of directors. Given that Safeway has longstanding and successful polices against discrimination of any kind, as evidenced by the presence of minorities and women on its current and past Boards, Proposal B runs counter to Safeway's diversity commitment and is itself discriminatory.

Rule 14a-8(c)(2) under the Securities Exchange Act provides that a shareholder proposal may be excluded from the proxy materials if the proposal "would require the registrant to violate any state law or federal law of the United States." The question here is whether it is a violation of Title VII of the Civil Rights Act of 1991 ("Title VII") for the Board to require that 50% of all future Board nominees be selected based on their sex or race.

The implementation of Proposal B would cause Safeway to violate the principles embodied in Title VII. In *Johnson v. Transportation Agency of Santa Clara County*, 480 U.S. 616 (1987), the Court held that Title VII prohibits employers from implementing plans that use gender, race, or color as selection criteria except where necessary to correct proven imbalances in the company's workforce. If such imbalances are found to exist, Johnson requires that the remedial plan contain necessary safeguards so that the interests of those employees not benefiting from the plan are not unduly infringed. Johnson further requires that the remedial plan be used (if at all) only as a temporary remedial measure to achieve – rather than maintain – a balanced workforce. See *Johnson* at 639-640 (stating that "express assurance" that a minority preference is temporary may be necessary where there is a quota).

Proposal B recommends that the Board select 50% of its nominees based on the candidates' race or sex, and, in contravention of Johnson, would make this quota permanent. It would thereby reserve half of the nominations to Safeway's Board for either women or minorities. By law, such a quota system can only be implemented if it is designed to remedy acts of prior discrimination. There is no such indication of prior discrimination by Safeway in its

selection of Directors. To the contrary, Safeway's policies prohibit discrimination in the selection and retention of employees, including Board members. The current make-up of Safeway's Board is clear evidence of the success of its policy.

Furthermore, although required by law, Proposal B does not indicate the derivation or purpose of its numerical quota or its relationship to the qualifications required for Board nomination. It appears, instead, to be an arbitrarily selected percentage. As the Court stated in Johnson,

> If a plan failed to take distinctions in qualifications into account in providing guidance for actual employment decisions, it would dictate mere blind hiring by the numbers, for it would hold supervisors to achievement of a particular percentage of minority employment or membership regardless of circumstances such as . . . the number of available qualified minority applicants. (*Johnson,* at 636 (internal punctuation omitted)).

Proposal B may be accurately described as such a "blind hiring" plan and would serve only to institutionalize a quota in violation of Title VII. It should be excluded from Safeway's 2005 Proxy Materials.

The Staff previously has allowed the omission of similar proposals that call for race-based or sex-based director selection. In particular, Safeway would like to draw the Staff's attention to its concurrence in a no-action letter submitted by Transamerica Corporation in response to a proposal submitted by Nick Rossi – who is the Proponent of Proposal B. Transamerica Corporation argued that Mr. Rossi's proposal requiring a minority "quota" would violate Title VII. The Staff concurred, and described the proposal as one requiring that "the Company increase to specified levels minority representation in management and the board of directors . . . ." *Transamerica Corporation* (March 3, 1992). Although the proposal in that case, among other things, required the maintenance of a quota in the context of an "alternative slate" of director candidates, it appears that the substantive violation of Title VII is fundamentally indistinguishable from Proposal B.

Safeway would also note that the Staff has consistently allowed the omission of proposals similar to Proposal B. See *Burlington Northern Santa Fe Corp.* (February 6, 1998) (proposal to appoint a woman to the board of directors); see also *Cellular Communications of Puerto Rico*, Inc. (February 21, 1995) (proposal to permanently include a "Puertorrican" on the board of directors); *Wang Laboratories* (August 11, 1992) (proposal to require that at least half of the board of directors be women); *Exxon Corporation* (February 27, 1992) (proposal to require an alternative slate of director nominees consisting of at least 50 percent minorities); *Sears, Roebuck and Company* (March 3, 1992) (proposal to require an alternative slate of director nominees consisting of at least 50 percent minorities); *Iowa Resources Inc.* (January 26, 1983) (proposal that the Board of Directors include certain "minorities" in its slate of nominees); *North American Bank & Trust* (January 27, 1982) (proposal relating to the selection of a lesbian as a director); and *Associated Spring Corporation* (February 20, 1973) (proposal to appoint a "black man or a woman" to the board of directors).

For the same reasons discussed above, it is also beyond Safeway's power to effectuate Proposal B under Rule 14a-8(c)(6).

3. **Rule 14a-8(i)(3) -- Proposal B's supporting statement is materially misleading.**

Rule 14a-8(i)(3) permits the exclusion of a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004), which clarifies the circumstances in which companies will be permitted to exclude proposals under 14a-8(i)(3), states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: ... substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The supporting statement to Proposal B meets this standard for exclusion.

The supporting statement of Proposal B reads as follows:

> "The proponent believes that valuable and successful people come in all shapes , sizes and shades . A lot of hard working and talented people have been overlooked for management positions because of their background . That is bad business . For example, it is nearly impossible to find a board member of a major corporation in America that has not graduated from a well known college . The notion you can start in the mail room and work your way to the top , is simply not true . The proponent believes there is a system in corporate America of starting and promoting management personnel . The proponent believes this system excludes a large group of hard working , highly motivated and very intelligent people with inate abilities . The proponent believes our company would be a more valuable company if we included this large group ."[3]

Most sentences constituting the supporting statement appear to address the promotion of management personnel rather than the selection of minority nominees for consideration as Safeway board members which is the topic of Proposal B. Specifically, the following sentences of the supporting statement address management promotion: sentence two beginning "A lot of hard working ..."; sentence three beginning "That is bad..."; sentence five beginning "The notion you can start..."; sentence six beginning "The proponent believes there is..."; sentence seven beginning "The proponent believes this system...; and sentence eight beginning "The proponent believes our company...". The text of Proposal B, when read by itself, is relatively clear in requiring that Safeway adopt a quota system in its selection of Directors. However,

---

[3] We have attempted to reproduce the punctuation of the supporting statement as it appears in the original. Please see Exhibit A-2 for an exact copy.

LATHAM&WATKINS LLP

when coupled with the irrelevant and confusing supporting statement, the Proposal may cause shareholders to question whether they are being asked to vote upon Proposal B (i.e., setting quotas for Director nominees) or a proposal that somehow changes the manner in which management personnel are promoted at Safeway, or some other vague and undefined proposal. For these reasons, both Proposal B and its supporting statement should be omitted from Safeway's 2005 Proxy Materials under Rule 14a-8(i)(3).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposals from the 2005 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposals from its 2005 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087 or Scott Haber at (415) 385-8137.

Very truly yours,



Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Katrina Wubbolding
Nick Rossi
Linda Sayler, Esq.

EXHIBIT A-1

Nick Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

Safeway
Linda C. Sayler - Corp. Secretary
5918 Stoneridge Mall Road
Pleasanton, Ca. 04588-3229

NICK ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 SAFEWAY PROXY MATERIAL

The shareholders of Safeway request the board of director s arrange for the sale of Safeway to the highest bidder .

Nick Rossi holder of 200 common shares of Safeway at Morgan Stanley . Nick Rossi has held these shares continuously for the required length of time and intends to own these shares through the date of the meeting .

Nick Rossi

SUPPORTING STATEMENT

The proponent believes that Safeway has been grossly mismanaged and that management should be replaced . The proponent believes that management will not replace themselves . The proponent believes that management wil have to be replaced by the shareholders .

The auction could be for cash or stock or a combination of both . The auction could include buyers for different parts of the company .



Nick Rossi

Mark S. Christe... n
Vice President
Financial Advisor

3556 Round Barn Blvd. #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

September 8, 2004

To Whom It May Concern:

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:

May 16, 2002

120 shares Electronic Data Systems Corp, bought an additional 380 shares on 3-5-2003
- now owns 500 shares
1000 shares Hubbell Inc A
1000 shares Genuine Parts Co
525 shares General Motors Corp
500 shares Bethlehem Steel Corp
1000 shares Baker Hughes Inc.
1427 shares Chevron Texaco Corp
1652 shares Fortune Brands Inc.
1652 shares Gallaher Group PLC ADR
419 shares Delpi Corporation
1000 shares Japan Equity Fund Inc.
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003
- 2 for 1 split 8-27-04 now owns 1400 shares
481 shares Germany Fund Inc., bought an additional 500 shares 1-28-2003
- now owns 981 shares

May 22, 2002

2000 shares Cedar Fair L.P Dep Units
1683 shares Daimler-Chrysler AG

July 9, 2002

1000 shares UST Inc.
1000 shares Teppco Partners LP
2000 shares Service Corp Intl
800 shares Maytag Corp
3120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3000 shares

1000 shares UIL Hldgs Corp
1000 shares Plum Creek Timber Co Inc REI
600 shares 3M Company (split 9-29-03)
1000 shares Terra Nitrogen Co LP Com Unit
1000 shares UGI Corporation New 3 for 2 split 4-1-03
- now owns 1500 shares
580 shares Scottish Power PLC ADR New
600 shares PG & E Corp
1000 shares Unilever PLC (new) ADS
7593 shares Servicemaster Co.
1054 shares SBC Communications

August 15, 2002

300 shares Marathon Oil Co.

On May 23, 2002 Nick journalled into the same account the following:

200 shares Safeway Inc Com New
10,000 par value USG Bond 8.50% due 8/1/2005, sold on 6-10-2004, eliminated this holding
1000 shares Bristol Myers Squibb Co
500 shares Bristol Myers Squibb Co was purchased on May 21, 2003.
500 shares Bristol Myers Squibb Co was purchased on April 21, 2004,
- now owns 2000 shares

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5/16/02 1436 shares
Reinvested Dividends 5-13-03 57 shares, total owned 1493 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S. Christensen
Vice President, Investments

EXHIBIT A-2

Nick Rossi Custodian For Katrina Wubbolding
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

Safeway
Linda C. Sayler -Corp. Secretary
5918 Stoneridge Mall Road
Pleasanton , Ca. 94588-3229

NICK ROSSI CUSTODIAN FOR KATRINA WUBBOLDING PROPOSAL TO BE SUBMITTED IN THE 2005 SAFEWAY PROXY MATERIALS

The shareholders of Safeway request the board of directors take the necessary steps to ammend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year , at least 50 % of the nominees to the board of directors shall be a minority . Stated another way , no more than 50 % of the nominees to the board of directors shall be white and male .

Nick Rossi custodian for Katrina Wubbolding holder of 235 common shares of Safeway certificate # SWY 84289 12/31/01 . Nick Rossi custodian for Katrina Wubbolding has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

SUPPORTING STATEMENT

The proponent believes that valuable and successful people come in all shapes , sizes and shades . A lot of hard working and talented people have been overlooked for management positions because of their background . That is bad business . For example it is nearly impossible to find a board member of a major corporation in America that has not graduated from a well known college . The notion you can start in the mail room and work your way to the top , is simply not true . The proponent believes there is a system in corporate America of starting and promoting management personnel . The proponent believes this system excludes a large group of hard working , highly motivated and very intelligent people with inate abilities . The proponent believes our company would be a more valuable company if we included this large group .

Nick Rossi
Nick Rossi

ROSSI HWGE
PO BOX 218
BOONVILLE CA 95415

CERTIFIED MAIL



08 9552



0000011030
U.S. POSTAGE
04.05
POSTALIA 294766



Express - Incoming
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PBMS TRACKING NUMBER



0101B10NGCLP
09-09-2004

Safeway
Linda C. Sayler - Corp. Secretary
5918 Stoneridge Mall Road
Pleasanton, CA. 94588-3229

SEP 20 2004

Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

September 14, 2004

To Whom It May Concern:

This letter confirms that Nick Rossi's custodial account for Katrina Wubbolding (122-012537-070) was credited with 235 shares Safeway Inc. New on January 3, 2002.

Those shares were issued to Nick in certificate form on April 27, 2004.

Sincerely,



Mark S. Christensen
Vice President, Investments

EXHIBIT B

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

January 3, 2005

BY CERTIFIED MAIL

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Re: Stockholder Proposals

Dear Mr. Rossi:

We have received two proposals from you for consideration at Safeway Inc.'s 2005 Annual Meeting of Stockholders. You submitted the following proposal in your individual capacity:

The shareholders of Safeway request the board of directors arrange for the sale of Safeway to the highest bidder.

The following proposal was submitted by you in your capacity as custodian for Katrina Wubbolding:

The shareholders of Safeway request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year, at least 50% of the nominees to the board of directors shall be a minority. Stated another way, no more than 50% of the nominees to the board of directors shall be white and male.

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." By virtue of holding the shares as custodian, you are the beneficial owner of, and control, those shares. Therefore, you are deemed to have submitted two proposals, which exceeds the limit set forth in Rule 14a-8(c). Accordingly, we are giving you the opportunity to withdraw voluntarily one of the above proposals.

Should you fail to withdraw at least one of your proposals, we will seek no-action relief from the Staff of the Securities and Exchange Commission to exclude both of your proposals. We note that on December 16, 2004, the SEC Staff issued a no-action letter which permitted SBC Communications to exclude two proposals made by you, one in your individual capacity and one as trustee, on the basis that your submissions exceeded the one proposal limit in Rule 14a-8(c). Please note that we reserve our right to seek no-action relief with respect to one or both of your proposals on other bases.

Please provide me with written confirmation within 14 days of your receipt of this letter as to which of the above proposals you are withdrawing voluntarily from consideration at the Safeway 2005 Annual Meeting.

Very truly yours,



Linda C. Sayler
Corporate Secretary

cc: Scott Haber (Latham & Watkins)
Bob Gordon

SENDER: *COMPLETE THIS SECTION*

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1. Article Addressed to:

NICK ROSSI
PO BOX 249
Boonville, CA 95415

COMPLETE THIS SECTION ON DELIVERY

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B. Received by (*Printed Name*)
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BOONVILLE CA 95415 JAN 5 2005

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7001 0320 0005 0578 1564

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Sent To Nick Rossi
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PS Form 3800, January 2001 See Reverse for Instructions



5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

September 10, 2004

BY CERTIFIED MAIL

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Re: Stockholder Proposal

Dear Mr. Rossi:

This will acknowledge receipt of your letter submitting a proposal for consideration at Safeway Inc.'s 2005 Annual Meeting of Stockholders. In order for your proposal to be properly submitted, you must meet certain stock ownership requirements. Specifically, Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that you must have continuously held the required level of securities for at least one year by the date you submit your stockholder proposal, and you must continue to hold those securities through the date of the stockholder meeting. Your letter states that you are the holder of 200 common shares of Safeway at Morgan Stanley. However, you did not provide the requisite evidence of such stock ownership.

Please provide me with written verification from Morgan Stanley of your Safeway stock ownership, including the length of time you have held such shares.

Very truly yours,

Linda C. Sayler

Linda C. Sayler
Corporate Secretary

cc: Bob Gordon

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Sent To: Nick Rossi [illegible]

Street, Apt. No.; or PO Box No.: PO Box 249

City, State, ZIP+4: Boonville CA 95415

PS Form 3800, January 2001 — See Reverse for Instructions

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Nick Rossi
PO BOX 249
Boonville, GA 95415

COMPLETE THIS SECTION ON DELIVERY

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B. Received by (Printed Name)

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[Postmark: BOONVILLE CA 95415-9998]

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2. Article Number *(Transfer from service label)* 7001 0320 0005 0578 1595

PS Form 3811, August 2001 — Domestic Return Receipt — 2ACPRI-03-Z-0985

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 17, 2005

The first proposal relates to the sale of Safeway. The second proposal requests that the board of directors take the necessary steps to amend Safeway's governance documents to provide that beginning in fiscal 2006, at least 50 percent of the nominees to the board of directors shall be minorities, as that term is used in the proposal.

We are unable to concur in your view that Safeway may exclude the proposals under rules 14a-8(c) and 14a-8(f). Accordingly, we do not believe that Safeway may omit the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

We are unable to concur in your view that Safeway may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Safeway may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Safeway may exclude the second proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Safeway may omit the second proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Safeway may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Sara D. Kalin
Attorney-Advisor